Alcon Reports Second Quarter and First Half 2019 Results

•	Second quarter sales of $1.9 billion, an increase of 2%, or 5% constant currency (cc)

•	Announced the launch of PRECISION1, a new daily SiHy lens designed for the mainstream market

•	Second quarter mid-single digit growth in all product categories (cc)

•	Reiterated full year outlook

Geneva, August 20, 2019 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the second quarter and first half ended June 30, 2019.

Second quarter and first half 2019 key figures

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Net sales (in million $)	1,863	1,819	3,640	3,598
Operating margin (%)	(2.8)%	2.1%	(2.8)%	3.1%
Core operating margin (%)(1)	16.6%	17.2%	17.1%	18.2%
EPS ($)	(0.80)	0.03	(1.02)	0.11
Core diluted EPS ($)(1)	0.47	0.52	0.98	1.10

For the second quarter of 2019, worldwide sales were $1.9 billion, an increase of 2% on a reported basis and an increase of 5% on a constant currency basis(2), as compared to the same quarter of the previous year. Second quarter 2019 diluted losses per share were $0.80 and core diluted earnings per share were $0.47.

“Our second quarter results demonstrate that we are solidly executing our growth drivers while successfully standing Alcon up as an independent company,” said David Endicott, Alcon’s Chief Executive Officer. “We maintained strong Surgical performance, driven by new product innovation in both implantables and consumables and demand for surgical equipment. We also delivered improvements in Vision Care, driven by double digit growth of our DAILIES TOTAL1® globally, as well as solid sales execution in the U.S."

Mr. Endicott continued, "PRECISION1®, our newest daily SiHy lens, is expected to broaden our contact lens portfolio and enhance our competitive offerings. We’re investing in a critical manufacturing platform that we believe will deliver one of our most exciting U.S. launches and position our business for continued growth and expansion."

To view the separate press release on the launch of PRECISION1, click on: https://www.alcon.com/media-release/alcon-launch-precision1-daily-disposable-contact-lenses-it-continues-deliver-vision

Second Quarter and First Half 2019 Results
Worldwide sales for the second quarter were $1.9 billion, an increase of 2%, or 5% on a constant currency basis, compared to the second quarter of 2018. Sales growth was driven by the Company's four key growth platforms within the Surgical and Vision Care segments: AT-IOLs, Vitreoretinal, DAILIES TOTAL1 and SYSTANE Complete®. For the first six months ended June 30, 2019, worldwide sales were $3.6 billion, up 1%, or 5% on a constant currency basis, compared to the first six months ended June 30, 2018.

The following table highlights net sales by segment for the second quarter and first half of 2019:

	Three months ended		Change %		Six months ended		Change %
($ millions unless indicated otherwise)	June 30, 2019	June 30, 2018	$	cc	June 30, 2019	June 30, 2018	$	cc

Surgical
Implantables	300	298	1	4	585	577	1	6
Consumables	588	578	2	5	1,139	1,119	2	6
Equipment/other	163	154	6	7	327	311	5	7
Total Surgical	1,051	1,030	2	5	2,051	2,007	2	6
Vision Care
Contact lenses	493	478	3	6	991	987	—	4
Ocular health	319	311	3	5	598	604	(1)	2
Total Vision Care	812	789	3	6	1,589	1,591	—	3
Net sales to third parties	1,863	1,819	2	5	3,640	3,598	1	5

Surgical growth continues
Surgical net sales of $1.1 billion, which include implantables, consumables and equipment/other, increased 2%, or 5% on a constant currency basis, compared to the second quarter of 2018. All categories performed well, posting mid-single digit growth. Strong international demand for PANOPTIX® and monofocals, pull-through of dedicated consumables, strong cataract equipment and service revenue were the primary drivers of growth. Year-to-date, Surgical net sales increased 2%, or 6% on a constant currency basis, compared to the first six months ended June 30, 2018.

Vision Care shows steady growth
Vision Care net sales of $0.8 billion, which include contact lenses and ocular health, increased 3%, or 6% on a constant currency basis compared to the second quarter of 2018. Sales of DAILIES TOTAL1 and SYSTANE Complete continued to achieve double-digit gains during the quarter. Sales from the rest of the contact lens portfolio improved due to new product enhancements, better product flow and sales execution. Year-to-date revenues were comparable to the first six months of last year and increased 3% on a constant currency basis.

Operating income/loss
Second quarter 2019 operating loss was $53 million, which includes charges of $258 million from the amortization of certain intangible assets and $78 million of separation costs. Excluding these and other adjustments, second quarter core operating income was $310 million. Second quarter core operating margin of 16.6% includes an unfavorable impact of 90 basis points from foreign exchange, compared to the first three months ended June 30, 2018.

Operating loss for the first six months of the year was $101 million, which includes charges of $513 million from the amortization of certain intangible assets, $78 million of separation costs and $72 million of spin-readiness costs. Excluding these and other adjustments, first half operating income was $624 million. Core operating margin for the first half of the year of 17.1% includes an unfavorable impact of 100 basis points from foreign exchange, compared to the first six months ended June 30, 2018.

Diluted earnings per share (EPS)
Second quarter 2019 diluted losses per share were $0.80, which includes $301 million, or $0.61 per share, in non-cash tax expense resulting from Swiss tax reform. On June 30, 2019, Swiss voters approved the Swiss Tax Reform and Old Age Insurance financing bill which resulted in the re-measurement of the Company’s Swiss deferred tax assets and liabilities.

Core diluted earnings per share were $0.47 for the second quarter, which was impacted by $0.06 per share from incremental interest expense related to borrowings associated with the spin-off.

First half 2019 diluted losses per share were $1.02, including $0.61 per share in non-cash tax expense resulting from Swiss tax reform and other adjustments. Core diluted earnings were $0.98 per share for the first half of 2019.
-cash impact from Swiss tax reform is core-adjusted
Balance sheet highlights
The Company ended the second quarter with a cash position of $721 million. Following the addition of $3.5 billion of borrowings at the spin-off, the Company ended the second quarter with a net debt(3) position of $2.8 billion.

2019 Financial Outlook
Based on solid performance year-to-date, the Company reiterated its full year 2019 guidance provided during the first quarter trading update on May 15, 2019. The Company continues to expect worldwide net sales growth for the full year 2019 to be between 3% and 5% on a constant currency basis, core operating margin to be in the range of 17% to 18%, and core effective tax rate(4) to be in the range of 17% to 19%.

Webcast and Conference Call Instructions
The Company will host a conference call on August 21 at 2:00 p.m. Central European Summer Time / 8 a.m. Eastern Time to discuss its second quarter 2019 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.

The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, https://investor.alcon.com/financials/quarterly-results/, at the beginning of the conference, or by clicking on the link (https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2019/Alcons-Second-Quarter-2019-Earnings-Conference/default.aspx).

Footnotes (pages 1-3)
1Core results, such as core operating margin and core EPS, are non-IFRS measures.  For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.
2Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into U.S. dollars using average exchange rates from the prior year and comparing them to prior year values in U.S. dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
3Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.
4Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance later in this press release.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts; uncertainties regarding the success of Alcon’s separation and spin-off from Novartis; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global economic, financial, legal, tax, political, and social change; ongoing industry consolidation; its ability to maintain relationships in the healthcare industry; changes in inventory levels or buying patterns of its customers; its reliance on sole or limited sources of supply; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; its success in completing and integrating strategic acquisitions; the effects of litigation, including product liability lawsuits; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals, including CyPass; data breaches; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the sufficiency of its insurance coverage; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; ability to service its debt obligations; the need for additional financing; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon’s shareholder base; the ability to declare and pay dividends; and the effect of maintaining or losing its foreign private issuer status under U.S. securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, constant currencies, net (debt)/liquidity, and free cash flow.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the U.S. dollar can affect Alcon financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:

•	the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the U.S. dollar; and

•	the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net liquidity/(debt)
Alcon defines net liquidity/(debt) as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net liquidity/(debt) is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables

Second quarter/ first half 2019 net sales by region

	Three months ended				Six months ended
($ millions unless indicated otherwise)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018

United States	779	42%	750	41%	1,516	42%	1,462	41%
International	1,084	58%	1,069	59%	2,124	58%	2,136	59%
Net sales to third parties	1,863	100%	1,819	100%	3,640	100%	3,598	100%

Consolidated income statement for the first six months (unaudited)

	Three months ended			Six months ended
($ millions except (loss)/earnings per share)	June 30, 2019	June 30, 2018	Change	June 30, 2019	June 30, 2018	Change
Net sales to third parties	1,863	1,819	44	3,640	3,598	42
Sales to former parent	—	1	(1)	—	2	(2)
Other revenues	40	—	40	87	—	87
Net sales and other revenues	1,903	1,820	83	3,727	3,600	127
Cost of net sales	(922)	(942)	20	(1,847)	(1,855)	8
Cost of other revenues	(34)	—	(34)	(81)	—	(81)
Gross profit	947	878	69	1,799	1,745	54
Selling, general & administration	(760)	(722)	(38)	(1,416)	(1,375)	(41)
Research & development	(167)	(152)	(15)	(313)	(289)	(24)
Other income	6	62	(56)	18	81	(63)
Other expense	(79)	(28)	(51)	(189)	(51)	(138)
Operating (loss)/income	(53)	38	(91)	(101)	111	(212)
Interest expense	(35)	(6)	(29)	(44)	(12)	(32)
Other financial income & expense	(8)	(8)	—	(16)	(14)	(2)
(Loss)/income before taxes	(96)	24	(120)	(161)	85	(246)
Taxes	(294)	(9)	(285)	(338)	(32)	(306)
Net (loss)/income	(390)	15	(405)	(499)	53	(552)

(Loss)/earnings per share
Basic	(0.80)	0.03	(0.83)	(1.02)	0.11	(1.13)
Diluted	(0.80)	0.03	(0.83)	(1.02)	0.11	(1.13)

Weighted average number of shares outstanding (millions)(1)
Basic	488.2	488.2	—	488.2	488.2	—
Diluted	488.2	488.2	—	488.2	488.2	—

(1)	For periods prior to the spin-off, the denominator for basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the spin-off.

Key balance sheet highlights

($ millions)	June 30, 2019	December 31, 2018
Cash and cash equivalents	721	227
Current financial debts	1,771	47
Non-current financial debts	1,751	—

Free cash flow
The following is a summary of Alcon free cash flow for the six months ended June 30, 2019 and 2018, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Six months ended
($ millions)	June 30, 2019	June 30, 2018

Net cash flows from operating activities	301	555
Purchase of property, plant & equipment	(206)	(179)
Free cash flow	95	376

Net (debt)/liquidity

($ millions)	At June 30, 2019

Current financial debt	(1,771)
Other financial liabilities to former parent	—
Other financial receivables from former parent	—
Non-current financial debt(1)	(1,751)
Total financial debt	(3,522)

Less liquidity:
Cash and cash equivalents	721
Derivative financial instruments	1
Total liquidity	722
Net (debt)/liquidity(1)	(2,800)

(1)
Alcon adopted IFRS 16, Leases as of January 1, 2019 using the modified retrospective approach as described in Notes 2 and 7 to the Condensed Consolidated Interim Financial Statements. Under the modified retrospective approach, comparative information was not restated. However, the balances previously reported in "Financial debts" for a finance lease obligation have been reclassified from "Financial debts" to "Non-current lease liabilities" to enhance the inter-period comparability of information presented. This reclassification of Balance Sheet presentation has also been reflected in the computation of Net (debt)/liquidity, resulting in an increase in Net (debt)/liquidity of $89 million as of December 31, 2018.

Reconciliation of IFRS to Core results
Three months ended June 30, 2019

		Amortization of certain intangible assets(1)
($ millions except (loss)/earnings per share)	IFRS Results		Separation Costs(2)	Other Items(3)	Core Results
Gross profit	947	252	3	2	1,204
Selling, general & administration	(760)		13	2	(745)
Research & development	(167)	6	2	13	(146)
Other income	6			2	8
Other expense	(79)		60	8	(11)
Operating (loss)/income	(53)	258	78	27	310
(Loss)/income before taxes	(96)	258	78	27	267
Taxes(4)	(294)	(36)	(18)	312	(36)
Net (loss)/income	(390)	222	60	339	231
Basic (loss)/earnings per share(5)	(0.80)				0.47
Diluted (loss)/earnings per share(5)	(0.80)				0.47

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Company’s Spin-Off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)
Gross profit includes manufacturing sites consolidation activities. Selling, general & administration includes expenses for integration of recent acquisitions. Research & development includes $16 million primarily for the amortization of option rights and expenses for integration of recent acquisitions, partially offset by a $3 million fair value adjustment of a contingent consideration liability. Other income and expense include $10 million for fair value adjustments of a financial asset and other items.

(4)
Total tax adjustments of $258 million included tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $363 million totaled $58 million with an average tax rate of 16.0%.

Core tax adjustments for discrete items totaled $316 million, including a $301 million non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform, changes in uncertain tax positions and other items.

(5)	Core basic earnings per share is calculated using the 488.2 million weighted-average shares of common stock outstanding during the period following the spin-off.
Core diluted earnings per share also contemplate dilutive shares of 1.8 million associated with unvested equity-based awards as described in Note 6 to the Condensed Consolidated Interim Financial Statements, yielding 490.0 million weighted-average diluted shares for the three months ended June 30, 2019.

Reconciliation of IFRS to Core results (continued)
Three months ended June 30, 2018

		Amortization of certain intangible assets(1)
($ millions except (loss)/earnings per share)	IFRS Results		Impairments(2)	Restructuring items(3)	Legal items(4)	Other Items(5)	Core Results
Gross profit	878	251	39				1,168
Selling, general & administration	(722)						(722)
Research & development	(152)	3				18	(131)
Other income	62			(1)	(1)	(49)	11
Other expense	(28)			3	10	1	(14)
Operating income	38	254	39	2	9	(30)	312
Income before taxes	24	254	39	2	9	(30)	298
Taxes(6)	(9)						(42)
Net income	15						256
Basic earnings per share(7)	0.03						0.52
Diluted earnings per share(7)	0.03						0.52

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)	Includes other restructuring income and charges and related items.

(4)	Includes legal costs related to an investigation.

(5)
Research and development includes amortization of option rights and a fair value adjustment of a contingent consideration liability. Other income and expense primarily include $49 million for fair value adjustments of a financial asset.

(6)	Tax associated with operating income core adjustments of $274 million totaled $33 million. The core tax rate of 14.2% has been applied to core pre-tax income for the period.

(7)	For periods prior to the spin-off, the denominator for both core basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the spin-off.

Reconciliation of IFRS to Core results (continued)
Six months ended June 30, 2019

		Amortization of certain intangible assets(1)
($ millions except (loss)/earnings per share)	IFRS Results		Separation Costs(2)	Legal items(3)	Other Items(4)	Core Results
Gross profit	1,799	502	3		10	2,314
Selling, general & administration	(1,416)		13		9	(1,394)
Research & development	(313)	11	2		20	(280)
Other income	18				(1)	17
Other expense	(189)		60	32	64	(33)
Operating (loss)/income	(101)	513	78	32	102	624
(Loss)/income before taxes	(161)	513	78	32	102	564
Taxes(5)	(338)	(70)	(18)	(8)	348	(86)
Net (loss)/income	(499)	443	60	24	450	478
Basic (loss)/earnings per share(6)	(1.02)					0.98
Diluted (loss)/earnings per share(6)	(1.02)					0.98

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Company’s Spin-Off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Includes legal settlement costs and certain external legal fees.

(4)
Gross Profit includes spin readiness costs and manufacturing sites consolidation activities. Selling, general & administration includes expenses for spin readiness and integration of recent acquisitions. Research & development includes $33 million primarily for the amortization of option rights and expenses for integration of recent acquisitions, partially offset by $13 million in fair value adjustments of a contingent consideration liability. Other income and expense primarily includes spin readiness costs.

(5)
Total tax adjustments of $252 million included tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $725 million totaled $115 million with an average tax rate of 15.9%.

Core tax adjustments for discrete items totaled $367 million, including a $301 million non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform and a $68 million tax expense related to rate changes in the US following the Spin-Off, offset by net changes in uncertain tax positions.

(6)	Core basic earnings per share is calculated using the 488.2 million weighted-average shares of common stock outstanding during the period following the spin-off.
Core diluted earnings per share also contemplate dilutive shares of 0.9 million associated with unvested equity-based awards as described in Note 6 to the Condensed Consolidated Interim Financial Statements, yielding 489.1 million weighted-average diluted shares for the six months ended June 30, 2019.

Reconciliation of IFRS to Core results (continued)
Six months ended June 30, 2018

		Amortization of certain intangible assets(1)
($ millions except (loss)/earnings per share)	IFRS Results		Impairments(2)	Restructuring items(3)	Legal items(4)	Other Items(5)	Core Results
Gross profit	1,745	502	39				2,286
Selling, general & administration	(1,375)						(1,375)
Research & development	(289)	5				31	(253)
Other income	81			(1)	(1)	(59)	20
Other expense	(51)			3	19	5	(24)
Operating income	111	507	39	2	18	(23)	654
Income before taxes	85	507	39	2	18	(23)	628
Taxes(6)	(32)						(89)
Net income	53						539
Basic earnings per share(7)	0.11						1.10
Diluted earnings per share(7)	0.11						1.10

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)	Includes restructuring income and charges and related items.

(4)	Includes legal costs related to an investigation.

(5)
Research and development includes amortization of option rights and a fair value adjustment of a contingent consideration liability. Other income and expense primarily include fair value adjustments of a financial asset.

(6)	Tax associated with operating income core adjustments of $543 million totaled $57 million. The core tax rate of 14.2% has been applied to core pre-tax income for the period.

(7)	For periods prior to the spin-off, the denominator for both core basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the spin-off.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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